Exhibit 1

FOR IMMEDIATE RELEASE	INVESTOR CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Announces Changes to Board of Directors

(Calgary, Alberta, Canada, February 9, 2005) - NovAtel Inc. (NASDAQ: NGPS), announced today the resignations of Mr. Gregory A. Yeldon and Mr. Gregory O. Baylin from the company’s Board of Directors, effective February 8, 2005.

“Mr. Yeldon and Mr. Baylin have been valued members of NovAtel’s board of directors for the past several years,” said David E. Vaughn, the company’s Chairman of the Board.  “Given the recent decision by CMC to substantially reduce its ownership in NovAtel, it is understandable that they would now choose to leave the board. On behalf of NovAtel, I wish to thank them both for their service and wish them well in the future.”

Mr. Yeldon is Chief Financial Officer for CMC Electronics Inc. and has served as a director of NovAtel since May 1998.  Mr. Baylin serves on the board of CMC Electronics Inc. and is a principal with ONCAP Management Partners, an organization controlled by Onex Corporation, which controls, directly and indirectly, a majority of the common shares of CMC Electronics.  Mr. Baylin has served as a director of NovAtel since August 2001.

On January 24, 2005 NovAtel noted that, as reflected in public filings, CMC Electronics had sold approximately 3.2 million common shares of NovAtel between January 3 and January 11, 2005.  As a result of these transactions, CMC Electronics’ ownership of NovAtel was reduced from approximately 55% to 16%.

The company has begun the process of identifying new directors to fill the vacancies.

About NovAtel Inc.

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.